SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Carlyle Commitments Master Fund, LLC

(Name of Issuer)

CPG Carlyle Commitments Master Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Alex Lee

c/o Macquarie Wealth Advisers, LLC

660 Fifth Avenue
New York, New York 10103

(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Suite 2000
New York, New York 10017
(212) 812-4124

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ⌧

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 1, 2024 by CPG Carlyle Commitments Master Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $55,508,000 of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.            The Offer expired at the end of the day on December 2, 2024, at 12:00 midnight, New York time.

2.            $41,779,911 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

3.            The value of Interests accepted for purchase in accordance with the terms of the Offer was subsequently adjusted following the payment of proceeds to $40,428,219 to reflect the restated value of the Interests as of December 31, 2024. The Adviser accrued a liability to the CPG Carlyle Commitments Fund, LLC for such adjustment.

ITEM 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG Carlyle Commitments MASTER Fund, LLC

By:	/s/ Alex Lee
Name:	Alex Lee
Title:	Authorized Signatory

August 4, 2025

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.